SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Magyar Telekom Távközlési Nyilvánosan Müködö Részvénytársaság
(Name of Issuer)

Ordinary Shares, nominal value Hungarian Forint (“HUF”) 100 per share
(Title of Class of Securities)

559776109 (American Depositary Shares, each representing five Ordinary Shares)
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559776109	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MagyarCom Holding GmbH I.R.S. Identification No. not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	5	SOLE VOTING POWER Not Applicable
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 617,436,759
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER Not Applicable
WITH	8	SHARED DISPOSITIVE POWER 617,436,759
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,436,759
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ˜
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 59.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 559776109	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deutsche Telekom AG I.R.S. Identification No. not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF	5	SOLE VOTING POWER Not Applicable
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 617,436,759
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER Not Applicable
WITH	8	SHARED DISPOSITIVE POWER 617,436,759
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,436,759
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 59.2%
12	TYPE OF REPORTING PERSON CO

Pages 4 of 6
    This Amendment No. 3 to Schedule 13G relates to the Ordinary Shares, nominal value HUF 100 per share (the “Ordinary Shares”), of Magyar Telekom Távközlési Nyilvánosan Müködö Részvénytársaság (formerly Magyar Távközlési Rt.) (“Magyar Telekom”), and supplements the information set forth in the Schedule 13G of MagyarCom Holding GmbH (“MagyarCom”) and Állami Privatizációs és Vagyonkezelö Rt. (the “ÁPV”) initially filed on February 12, 1998, as amended and supplemented by Amendments No.1 and No. 2 thereto (together, the “Schedule 13G”).

    Unless otherwise indicated, capitalized terms have the meanings assigned to such terms in the Schedule 13G.
Item 1.

(a)        Name of Issuer
    Magyar Telekom Távközlési Nyilvánosan Müködö Részvénytársaság (“Magyar Telekom”)

(b)        Address of Issuer’s Principal Executive Offices

    Krisztina Krt. 55
    H-1013 Budapest
    Hungary
Item 2.

(a)        Name of Person Filing

This statement is being filed by:

(1)           MagyarCom Holding GmbH (“MagyarCom”)
(2)           Deutsche Telekom AG (“DT”)

(b)           Address of Principal Business Office or, if none, Residence

(1)	c/o Deutsche Telekom AG
Friedrich-Ebert-Allee 140
D-53113 Bonn
Germany

(2)	Deutsche Telekom AG
Friedrich-Ebert-Allee 140
D-53113 Bonn
Germany

(c)           Citizenship
MagyarCom and DT are organized under the laws of the Federal Republic of Germany.
(d)           Title of Class of Securities
This statement relates to the Ordinary Shares, par value HUF 100 per Share (the “Shares”), of Magyar Telekom.
(e)           CUSIP Number
Magyar Telekom’s American Depositary Shares, each representing five Shares, are identified by CUSIP Number 559776109.

Pages 5 of 6
Item 4.                       Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)        Amount beneficially owned:
See Item 9 on pages 2 and 3.
(b)        Percent of class:
See Item 11 on pages 2 and 3.
(c)        Number of shares as to which such person has:
(i)         sole power to vote or direct the vote
 See Item 5 on pages 2 and 3.
(ii)        shared power to vote or direct the vote
See Item 6 on pages 2 and 3.
(iii)        sole power to dispose or to direct the disposition of
See Item 7 on pages 2 and 3.
(iv)        shared power to dispose or to direct the disposition of
See Item 8 on pages 2 and 3.
Description of Certain Relationships
    MagyarCom is the direct owner of the 617,436,759 Shares that are the subject of this Schedule 13G, as initially filed on February 13, 1998.  Prior to July 2000, DT and Ameritech Corporation (which had been acquired by SBC Communications Inc.) each held a 50 percent interest in MagyarCom.  In July 2000, Ameritech Corporation exercised an option to put its shares in MagyarCom to DT.  As a result, MagyarCom is now a wholly-owned subsidiary of DT.
    Until June 2007, the Hungarian State held a single Series “B” share of Magyar Telekom through the Hungarian Minister of Information and Telecommunications (the “Minister”).  Ownership of the Series “B” share gave the Hungarian State (through the Minister) certain special rights in the election of one member of each of the Board of Directors and the Supervisory Board and the right to require its consent for certain other decisions taken at the General Shareholders’ Meeting.  The Series “B” share also carried certain other veto rights.  As a result of the approval by the Parliament of the Republic of Hungary of an act that abolished the priority voting share of the state (i.e., the Series “B” share), Magyar Telekom amended its Articles of Association on June 29, 2007 to delete the provisions concerning the Series “B” shares, converted the Hungarian State’s single Series “B” share with a face value of HUF 10,000 to 100 dematerialized ordinary Series “A” shares with a face value of HUF 100 each and terminated the priority rights associated with the Series “B” shares.  As a result, the Minister should no longer be considered a member of a group with MagyarCom and DT pursuant to Section 13(d)(3) of the Exchange Act.
    The shareholders’ agreement, dated September 26, 1997, among Magyar Telekom, MagyarCom and the Hungarian Minister of Transport, Telecommunications and Water Management (the “Minister Shareholders’ Agreement”), the shareholders’ agreement, dated October 21, 1997, among Magyar Telekom, MagyarCom and ÁPV (the “ÁPV Shareholders’ Agreement”), the concession agreement entered into between MagyarCom and the Hungarian Minister of Transport, Telecommunications and Water Management in 1993 and the concession contracts executed thereafter by Magyar Telekom and that Minister that were discussed in the original Schedule 13G filing have all lapsed or been terminated.
Item 9. Notice of Dissolution of Group
    The Minister’s Series “B” share was eliminated and converted into Series “A” shares as a result of a parliamentary act that abolished the priority voting share of the state.  As a result, the Minister should no longer be considered a member of a group with MagyarCom and DT pursuant to Section 13(d)(3) of the Exchange Act.

Pages 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGYARCOM HOLDING GMBH

Date: February 12, 2010

Signature: /s/ Wolfgang Hauptmann

Name/Title: Wolfgang Hauptmann
Authorized Signatory, Magyar Holding GmbH

MAGYARCOM HOLDING GMBH

Date: February 12, 2010

Signature: /s/ Roman Zitz

Name/Title: Roman Zitz
Authorized Signatory, Magyar Holding GmbH

DEUTSCHE TELEKOM AG

Date: February 12, 2010

Signature: /s/ Dr. Guillaume Maisondieu

Name/Title: Dr. Guillaume Maisondieu
Chief Accounting Officer